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                                                                       EXHIBIT H

                             Proposed Form of Notice

Notice of Proposal to Acquire Securities of a Utility Company

Eastern Enterprises ("Eastern"), an exempt intrastate holding company located in Massachusetts, has filed an Application/Declaration under Section 10 of the 1935 Act seeking the Commission's approval of Eastern's acquisition through a so-called reverse triangular merger of all the outstanding Common Stock of Essex County Gas Company ("Essex County"), a Massachusetts gas utility company. Eastern currently holds all the outstanding Common Stock of Boston Gas Company, a Massachusetts gas utility company. Under the proposed plan of merger, the Common Stock of Essex County outstanding immediately before consummation of the merger will be converted into shares of Eastern's Common Stock at a ratio of
1.183985 shares of Eastern for each share of Essex County, subject to adjustment under certain circumstances. The proposed merger is subject to expiration or termination of the notification waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval by the Massachusetts Department of Telecommunication and Energy and by the stockholders of Essex County.